                                 GRAUBARD MILLER
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile                                                   direct dial number
(212) 818-8881                                                (212) 818-8638
                                                              email address
                                                           jgallant@graubard.com

                                       March 9, 2007

Ms. Elaine Wolff
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

             Re:      China Opportunity Acquisition Corp.
                      Fourth Amendment to Registration Statement on Form S-1
                      Filed February 21, 2007
                      File No. 333-137716
                      ------------------------------------------------------

Dear Ms. Wolff:

         On behalf of China Opportunity Acquisition Corp. (the "Company"), we
respond as follows to the Staff's comment letter, dated March 8, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration
Statement ("Amendment No. 5"), a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement. We are also delivering three
(3) courtesy copies of such marked Amendment No. 5.

         Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 5 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

L.       WE NOTE THAT IN THE LAST AMENDMENT YOU REVISED DISCLOSURE THROUGHOUT
         THE DOCUMENT TO INCREASE THE CONVERSION THRESHOLD FROM 20% TO 40%.
         PLEASE REVISE TO INCLUDE A SEPARATE RISK FACTOR TO HIGHLIGHT THE FACT
         THAT THIS CHANGE MAKES YOUR BLANK CHECK COMPANY DIFFERENT FROM THOSE
         CURRENTLY IN THE MARKET. IN THE PROPOSED BUSINESS SECTION, PLEASE
         REVISE TO DISCUSS THE REASONS BEHIND THIS CHANGE SO THAT INVESTORS CAN
         UNDERSTAND YOUR POSITION AND THE CONSEQUENCES WHEN MAKING AN
         INVESTMENT.

Securities and Exchange Commission
March 9, 2007

         We have included disclosure in the risk factor captioned "The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure" to highlight the fact that the Company has increased the conversion threshold as we believe this is the most appropriate location for such disclosure. We have further revised the disclosure in the Registration Statement in the "Proposed Business" section to provide investors with the reasons behind this change as requested.

2.       IN THE PROPOSED BUSINESS SECTION, WE NOTE THAT YOU CONTINUE TO HAVE THE
         80% THRESHOLD FOR THE VALUE OF ANY BUSINESS INTEREST YOU ACQUIRE.
         PLEASE REVISE TO DISCUSS THE LOGISTICS OF ANY ACQUISITION IN LIGHT OF
         THE REVISION TO YOUR CONVERSION THRESHOLD.

         The 80% fair market valuation test is totally independent of the conversion threshold. The 80% test was originally designed to ensure that the blank check company would not seek to acquire a disproportionately small target in terms of comparative value. The Company still must acquire a target business that has a fair market value of at least 80% of its net assets even after the conversion threshold increase. As the Company is not required to structure a business combination that provides for it to use its cash to consummate such a transaction and, instead, can use solely its equity, the increased conversion threshold would not have any impact on the logistics of a transaction.
Furthermore, if the Company does structure a business combination that provides for it to use its cash to consummate the business combination, the risk of the
Company not having sufficient capital resources to complete the transaction is already disclosed in the risk factor captioned "The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure." Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

3.       WE NOTE YOU HAVE ADDED NEW DISCLOSURE IN THIS AMENDMENT INDICATING THAT
         MR. EDELSON, YOUR CHAIRMAN AND CEO, HAS ENTERED INTO AN AGREEMENT WITH
         EARLYBIRDCAPITAL TO PLACE LIMIT ORDERS FOR $3 MILLION OF YOUR COMMON
         STOCK COMMENCING TEN BUSINESS DAYS AFTER YOU FILE YOUR 8-K ANNOUNCING
         YOUR EXECUTION OF A DEFINITIVE AGREEMENT FOR A BUSINESS COMBINATION.
         PLEASE REVISE YOUR DISCLOSURE THROUGHOUT TO EXPLAIN THE BUSINESS
         PURPOSE FOR SUCH AGREEMENT AND FOR SETTING THE LIMIT PURCHASE PRICE
         EQUAL TO THE CONVERSION PRICE.

         Currently, insiders of blank check companies are regularly entering into purchase plans following their company's announcement of the execution of a definitive agreement for a business combination and the filing by such company of a preliminary proxy statement for such business combination. The insiders enter into these plans as a means of acquiring additional ownership interests in the blank check company at a time when they believe their stock may be undervalued. With only a few recent exceptions, these plans have not been previously disclosed in the company's initial public offering prospectus and are only first disclosed to the public at the time of the execution of such plans.

Securities and Exchange Commission
March 9, 2007

         Since these insider purchases have become a general feature of these companies following their initial public offerings, it was determined that it would be the best practice to have Mr. Edelson enter into such a plan prior to having the Company go public so that investors understood from the outset that this feature existed. By adopting the trading plan now, at a time when he is not in possession of material non-public information, Mr. Edelson is afforded the opportunity to acquire an additional ownership interest in our stock at a time when he may be in possession of material non-public information (following the execution of a definitive agreement for a business combination).

         Because public stockholders have the right to seek conversion of their shares if they are unhappy with a proposed transaction, if properly requested, such stockholders would be entitled to receive a pro rata share of the funds held in the Company's trust account. An alternative method for such a stockholder to receive the same (or a higher) per share amount would be for such stockholder to sell his shares in the open market. Accordingly, the minimum price that such a stockholder will typically seek to obtain will be the per share amount held in the trust account. It was therefore determined the per share amount held in the Company's trust account as of the date of the signing of the definitive agreement was the proper price for Mr. Edelson's purchases -
if a stockholder wanted to sell his shares as an alternative to seeking conversion rights at a later time, Mr. Edelson would, subject to compliance with
Rule 10b-18 (as described below), purchase his shares at the same price the public stockholder would receive at such later date.

         We have revised the disclosure in the Registration Statement to indicate the foregoing.

4.       WE NOTE YOUR REVISED RISK FACTOR ON PAGE 22 THAT AS A RESULT OF MR.
         EDELSON'S PURCHASE PLAN, YOUR OFFICERS AND DIRECTORS MAY HOLD MORE THAN
         20% OF YOUR ISSUED AND OUTSTANDING SHARES. PLEASE REVISE TO DISCLOSE
         THE MAXIMUM AMOUNT THEY MAY HOLD ASSUMING ALL $3,000,000 WORTH OF STOCK
         IS PURCHASED.

         We have revised the disclosure in the Registration Statement as requested.

5.       WE NOTE YOUR DISCLOSURE THAT MR. EDELSON'S PURCHASES UNDER THIS PLAN
         ARE INTENDED TO COMPLY WITH RULE L0B-18. HOWEVER, IF THE PURCHASES
         UNDER THE TRADING PLAN ARE TO BE CONDUCTED DURING THE PERIOD COMMENCING
         TEN BUSINESS DAYS AFTER YOU FILE YOUR 8-K AND "ENDING ON THE BUSINESS
         DAY IMMEDIATELY PRECEDING THE RECORD DATE FOR THE MEETING OF
         STOCKHOLDERS AT WHICH THE BUSINESS COMBINATION IS TO BE APPROVED"
         PLEASE PROVIDE US WITH A DETAILED EXPLANATION AS TO HOW THE PURCHASES
         CAN EVER FALL WITHIN RULE 10B-18'S "MERGER EXCLUSION" LANGUAGE?

         Pursuant to its terms, the carveout in Rule 10b-18(a)(13)(iv) expires when the stockholders of the company being acquired approve the transaction. We anticipate that the stockholders of the acquired company will have approved the business combination at, or prior to, the Company's execution of the definitive agreement relating thereto. Accordingly, we do

Securities and Exchange Commission
March 9, 2007

not expect the exception to be applicable during the period covered by the trading plan. Notwithstanding the foregoing, if the acquired company has not obtained such approval at, or prior to, the signing of the definitive agreement and a distribution of securities is still ongoing, the trading plan requires the broker executing the trades to comply with all Federal securities laws.
Therefore, the trades could not be executed at such time. The disclosure in the
Registration Statement states:

         "It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act and accordingly, any purchases that are not permitted by Rule 10b-18 will not be made."

         Accordingly, we believe the current disclosure adequately addresses this point.

6.       IF MR. EDELSON HAS NO DISCRETION AS TO WHEN THE OPEN MARKET PURCHASES
         (AS PART OF THE LIMIT ORDER REPURCHASE PLAN) ARE TO TAKE PLACE AND AT
         WHAT PRICES THEY ARE MADE, BUT ARE APPARENTLY TO BE CONTROLLED BY
         EARLYBIRD CAPITAL, PLEASE TELL US HOW SUCH PURCHASES ARE NOT BEING MADE
         BY EARLYBIRD CAPITAL ACTING AS AN "AGENT INDEPENDENT OF THE ISSUER."

         The concept of purchases made by an "agent independent of the issuer"
is embodied in Rule 10b-18(a)(13)(ii) in connection with an "issuer plan." We do not believe that the trading plan is an issuer plan. However, even if it were, the plan provides that purchases cannot be made if they were to violate the
Federal securities law. Accordingly, if EarlyBirdCapital, Inc.
("EarlyBirdCapital") is not permitted to make trades under the plan, the trades will be made through another broker that is permitted to make the purchases under Rule 10b-18. As disclosed in the Registration Statement, the plan provides for the use of another broker. Furthermore, the disclosure in the Registration
Statement indicates:

         "It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act and accordingly, any purchases that are not permitted by Rule 10b-18 will not be made. These purchases will be made at a price equal to the per share amount held in our trust account as of the date of the signing of the definitive agreement and will be made by
         EarlyBirdCapital or an independent broker dealer mutually agreed upon by Mr. Edelson and EarlyBirdCapital (including in the event that
         EarlyBirdCapital's participation in the purchases would violate Rule
         10b-18) in such amounts and at such times as EarlyBirdCapital or such other broker dealer may determine, in its sole discretion, so long as the purchase price does not exceed the above-referenced per share purchase price." (emphasis added)

Securities and Exchange Commission
March 9, 2007

We therefore believe it is clear that if EarlyBirdCapital is not permitted to make the trades under the trading plan, the trades will be made though another broker that is permitted to make them under Rule 10b-18.

REGULATION M

7.       PLEASE PROVIDE A REGULATION M ANALYSIS AS TO WHEN THE RESTRICTED PERIOD
         WOULD COMMENCE WITH RESPECT TO THE ANTICIPATED ACQUISITION/BUSINESS
         COMBINATION, INCLUDING ANY RELEVANT VALUATION PERIODS. IN THIS
         CONNECTION, WE NOTE YOUR DISCLOSURE ON PAGE 22 THAT MR. EDELSON MAY
         VOTE THE SHARES ACQUIRED PURSUANT TO HIS L0B5-1 PLAN ON A PROPOSED
         BUSINESS ACQUISITION IN ANY MANNER HE CHOOSES SO THAT YOUR OFFICERS AND
         DIRECTORS MAY HOLD MORE THAN 20% OF YOUR ISSUED AND OUTSTANDING SHARES
         PRIOR TO A STOCKHOLDER VOTE AND MAY THEREFORE INFLUENCE THE OUTCOME OF
         A VOTE ON A BUSINESS COMBINATION.

         Regulation M restricts the purchase of securities while a distribution of securities is ongoing. The trading plan contemplates that Mr. Edelson's purchases will commence ten business days after the Company files its Current
Report on Form 8-K announcing its execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Assuming that the Company is not issuing securities to the target business in such business combination, no distribution of securities exists. However, if a portion of the consideration to be issued to the target business is securities, blank check companies typically structure their definitive agreements to require the target business' stockholders to have approved the proposed business combination prior to, or at the time of, the execution of such definitive agreement. Accordingly, we do not anticipate that a distribution of securities will exist. Notwithstanding the foregoing, as indicated above, if the target business has not obtained such approval at, or prior to, the signing of the definitive agreement and a distribution of securities is still ongoing, the trading plan requires the broker to comply with all Federal securities laws. Accordingly, such purchases could not take place as long as a distribution is ongoing as it would be a violation of Regulation M.

         In respect of the current offering being considered a distribution,
Rule 100 defines "restricted period" as "the period beginning on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person's completion of participation in the distribution." Accordingly, the "restricted period" commences five business days prior to the date the offering is declared effective by the SEC (which is the time that the final determination of the offering price is made). As the parties executed the purchase plan more than five business days prior to the date hereof, the bid was made outside the restricted period and does not violate Regulation M.

         The Company further believes that the trading plan is consistent with the conditions of the Key Hospitality no action letter with respect to
Regulation M since (i) the terms of the trading

Securities and Exchange Commission
March 9, 2007

plan are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per share, and the total dollar amount committed to the trading plan; (ii) the trading plan has been filed as an exhibit to the Registration Statement; and (iii) the purchases will be made pursuant to the trading plan in accordance with the guidelines in Rule 10b5-1 by a broker-dealer who is registered under Section 15 of the Exchange Act. In addition, Mr. Edelson has agreed that none of the shares purchased pursuant to the trading plan will be sold or transferred until one year after the Company consummates a business combination. Finally, all share purchases will be reported to the Commission and publicly disclosed through Form 4, Statement of
Changes of Beneficial Ownership of Securities, filings.

         For the foregoing reasons, the Company does not believe that the trading plan violates Regulation M.

8.       PLEASE PROVIDE US WITH A DETAILED EXPLANATION ABOUT WHY YOU DO NOT
         BELIEVE THE DISCLOSURE OF THE PURCHASE AGREEMENT IN THE REGISTRATION
         STATEMENT FOR THE IPO CONSTITUTES A "BID" DURING THE REGULATION M
         RESTRICTED PERIOD? (SEE KEY HOSPITALITY NO-ACTION LETTER AT
         HTTP://WWW.SEC.GOV/DIVISIONS/MARKETREG/MR-NOACTION/KEYHOSP101205,HTM).

         As indicated above, Rule 100 defines "restricted period" as "the period beginning on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person's completion of participation in the distribution."
Accordingly, the "restricted period" commences five business days prior to the date the offering is declared effective by the SEC (which is the time that the final determination of the offering price is made). As the parties executed the purchase plan more than five business days prior to the date hereof, the bid was made outside the restricted period and does not violate Regulation M.

         Furthermore, the Company will, and Mr. Edelson and EarlyBirdCapital have advised the Company that they will, comply with conditions set forth in the
Key Hospitality no action letter, including (A) other than the bid represented by the trading plan during the restricted period, no bids or purchases pursuant to the trading plan will occur until 60 calendar days following the end of the restricted period for the unit distribution; (B) the Company and
EarlyBirdCapital will provide to the Staff promptly upon request, a daily time-sequenced schedule of all purchases made pursuant to the trading plan, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange quotation system, or other facility through which the share purchase occurred; (C) upon request of the
Staff, the Company and EarlyBirdCapital shall transmit the information as specified in clause (B) above to the Division at its headquarters in Washington,
DC within 30 days of its request; and (D) representatives of the Company and
EarlyBirdCapital shall be made available (in person at the offices of the
Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding their purchase(s).

Securities and Exchange Commission
March 9, 2007

         Accordingly, we do not believe the disclosure of the trading plan in the Registration Statement is a "bid" during the Regulation M restricted period

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,

                                             /s/ Jeffrey M. Gallant

                                             Jeffrey M. Gallant

cc:      Harry Edelson
         David M. Nussbaum
         Steven Levine
         Robert J. Mittman, Esq.